DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212-450-6141

MESSETURM
60308 FRANKFURT AM MAIN

3A CHATER ROAD
HONG KONG

May 10, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. Presentation dated May 2005, entitled, "Adaptación a las Normas Internacionales de Información Financiera."

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

English Summary for Fomento de Construcciones y Contratas, S.A.

– A presentation regarding Grupo FCC's adaptation of the International Financing Reporting Standards.

Grupo FCC

Adaptación a las Normas Internacionales de Información Financiera

Mayo de 2005

GRUPO FCC

I. Introducción

II. Marco legal y ámbito de aplicación

III. Proceso de conversión a las NIIF

IV. Principales impactos en el Grupo FCC

V. Anexos

II. Marco legal y ámbito de aplicación

III. Proceso de conversión a las NIIF

IV. Principales impactos en el Grupo FCC

V. Anexos

Grupo FCC - Introducción

- El Grupo FCC aplicará todas las NIIF que se aplicarán [illegible] diciembre de 2005, de manera retroactiva. La información adjunta [illegible] preparada sobre la base de los datos disponibles en la actualidad [illegible] normas internacionales vigentes a la fecha actual.

- Dicha información se encuentra en proceso de auditoría y [illegible] a posibles modificaciones futuras como consecuencia de [illegible] cambios en la normativa que se encuentran actualmente en [illegible] revisión y discusión, que podrían suponer alguna variación en [illegible] con la información presentada.

I. Introducción

III. Proceso de conversión a las NIIF

IV. Principales impactos en el Grupo FCC

V. Anexos

Grupo FCC - Marco legal y ámbito de aplicación

Fecha de adopción (Reporting Date) — 31.12.05

Fecha de cierre del ejercicio en que se aplican NIC por primera vez como base de contabilización.

Número de períodos a presentar (Comparativo) — 31.12.04

NIIF 1 requiere la presentación de información comparativa de al menos el ejercicio precedente.

Fecha de transición (Trasnsition Date) — 1.01.04

Fecha de inicio del período comparativo más antiguo presentado en los primeros EEFF IAS

I. Introducción

II. Marco legal y ámbito de aplicación

III. Proceso de conversión a las NIIF

IV. Principales impactos en el Grupo FCC

V. Anexos

Grupo FCC - Proceso de conversión a las NIIF

[illegible]

[illegible] ... las áreas de negocio del Grupo FCC, [illegible] ... oportunas en relación con las diferentes alternativas existentes en [illegible] ... cuanto a las políticas contables a aplicar.

- Los auditores externos del Grupo han estado involucrados desde el [illegible] ... proyecto y han revisado las adaptaciones realizadas hasta la fecha [illegible] ... auditoría completa de los estados financieros NIIF del ejercicio 20[illegible] ... actualmente en curso.

- El Grupo ha modificado sus políticas contables, procedimientos y sistem[illegible] ... información con el objetivo de estar en disposición de preparar inform[illegible] ... trimestral consolidada bajo normativa NIIF desde el primer trimestre de[illegible]

Grupo FCC - Alternativas adoptadas

[illegible]

- [illegible] [illegible] fondo de comercio [illegible] de diciembre de 2003 [illegible].
- El Grupo ha procedido a registrar las obligaciones actuariales relativas a planes de pensiones a su valor de mercado a la fecha de transición.
- En cuanto a la NIC 32 y NIC 39 (Instrumentos Financieros) y la NIIF 4 (Contratos de seguro) se ha optado por su aplicación para los ejercicios iniciados a partir del 1 de enero de 2005 si bien se incluye el impacto de su aplicación a modo informativo en la conciliación de los Fondos Propios del Grupo al cierre del ejercicio 2004.

I. Introducción

II. Marco legal y ámbito de aplicación

III. Proceso de conversión a las NIIF

IV. Principales Impactos en el Grupo FCC

V. Anexos

Grupo FCC - Principales diferencias Patrimonio NIIF-PGC



ondos Propios (PGC) 2.040,30
Acciones Propias (10,5)
Costes de Financiación (10,9)
Activos Intangibles (8,4)
Pensiones (3,0)
Impuestos 3,2
Margen de Construcción (7,2)
Amortización Fondos de Comercio 10,4
Otros (0,4)
Instrumentos Financieros (14,1)
Contratos de Seguros 7,9
Patrimonio Ne
Sociedad Domina
(NIIF) 2.007,3
- 33,0 millones (1,6%)

Impactos aplicables a partir del ejercicio 2005

Grupo FCC - Principales diferencias Patrimonio NIIF-PGC

	Criterio PGC	Criterio NIIF	Impacto en Patrimonio Neto Millones de euros
Acciones propias	Presentación como activo inmovilizado	Presentación minorando el Patrimonio	-10,5
Capitalización costes de financiación	Capitalizables conforme a las adaptaciones sectoriales y registro conforme a un criterio económico	Capitalizables sólo hasta la puesta en marcha de la concesión	-10,9
Activos Intangibles	Capitalización y amortización en 5 años	Solo capitalizable los gastos de desarrollo	-8,4
Obligaciones por pensiones		Posibilidad de registrar la minusvalía actuarial existente	-3,0
Bases imponibles y deducciones	Reconocimiento únicamente en el ejercicio en el que se producen	Obligación de registro de todas las bases y deducciones pendientes	+3,2
Margen de construcción sociedades puestas en equivalencia		Eliminación del margen asociado-Interpretación IFRIC en borrador	-7,2
Amortización Fondos de Comercio	Amortización en 20 años o inferior	No amortización y realización de test de deterioro anual	+10,4
Valoración Instrumentos Financieros		Valoración a mercado	-14,1
Contratos de Seguros		Mayor restricción en provisiones de cobertura de riesgos	+7,9
Otros efectos netos			-0,4
		TOTAL	-33,0

Grupo FCC - Principales diferencias Patrimonio NIIF-PGC

[illegible] de financiación

No se permite la capitalización de gastos financieros con posterioridad a la puesta en marcha de los proyectos. El Grupo FCC ha procedido a dar de baja los gastos financieros capitalizados en concesiones afectas a los sectores de aguas y [illegible].

Activos intangibles

Los gastos de establecimiento y puesta en marcha se consideran resultado del ejercicio en que se producen, a excepción de los gastos de ampliación de capital, que disminuyen el patrimonio de la sociedad. Asimismo, los gastos a distribuir en varios ejercicios también se consideran resultados del ejercicio a excepción de los gastos de formalización de deudas, que se consideran menor deuda [illegible] en origen y se imputan a resultados según un criterio financiero.

Grupo FCC - Principales diferencias Patrimonio NIIF-PGC

[illegible]

[illegible] y las [illegible] [illegible] [illegible]

- Margen de construcción

El Grupo ha procedido a eliminar el margen en la construcción de activos concesionales en los que participa.

- Amortizaciones Fondos de Comercio

Las fusiones deben registrarse a valor de mercado. El fondo de comercio que resulta tras asignar el sobreprecio pagado en una adquisición o fusión a [illegible] y pasivos de la sociedad adquirida no se amortiza sistemáticamente si bien se realiza un test de deterioro con una periodicidad anual con el objeto de concluir sobre su recuperabilidad. El Grupo FCC ha revertido la amortización de los Fondos de Comercio del ejercicio, y ha procedido posteriormente a la realización de [illegible] de deterioro sobre los fondos de comercio existentes, registrando [illegible] las pérdidas resultantes.

Grupo FCC - Principales diferencias Patrimonio NIIF-PGC

[illegible]

Contratos de seguros (NIIF 4)

El Grupo ha considerado, al igual que en el caso anterior a modo informativo, el efecto de la aplicación de la NIIF 4 relativa a contratos de seguros, [illegible] restricciones en la dotación de provisiones para la cobertura de riesgos.

Grupo FCC - Otras diferencias NIIF-PGC

Grupo FCC - Otras diferencias NIIF-PGC

[illegible]

... el margen de construcción.

- La amortización de los activos concesionales debería realizarse linealmente ... [illegible] ... de forma creciente. Este impacto no se ha considerado ... [illegible] ... adjunta, si bien se estima que no es significativo para el Grupo FCC.
- En algunas concesiones del Grupo en las que la autoridad concedente ... [illegible] ... principalmente a concesiones de medioambiente y de ... [illegible] ... activos concesionales deberían reconocerse como un activo financiero, con ... [illegible] ... consideraciones.
  - El importe total de la construcción de la concesión, en caso de ser ejecutada ... Grupo, se reconocería en el momento inicial de explotación de la misma como ... negocios.
  - Los ingresos por explotación y mantenimiento de la concesión se reconocerían ... cifra de ventas.
  - Los intereses correspondientes a la financiación de la construcción se ... como ingresos financieros.

Este impacto no se ha considerado en la ... [illegible]

Grupo FCC - Principales diferencias Cuenta de Resultados NIIF-PG[illegible]

Grupo FCC - Principales diferencias Beneficio Atribuible NIIF-P[illegible]

		Millones de euros
Beneficio Neto Atribuible PGC		**388,3**
Ajustes recurrentes		6,6
Neutralización Fondo de Comercio	10,4	
Otros	-3,8	
Beneficio Neto NIIF después de ajustes recurrentes		**394,9**
Ajustes no recurrentes		-32,4
Cambios en el perímetro de consolidación	-14,0	
Impuestos diferidos	-18,4	
Beneficio Neto Atribuible NIIF		**362,5**

Neutralización fondo de comercio

[illegible]

Otros

Diversos ajustes de partidas no significativas: activos intangibles, costes de financiación, margen de construcción.

Cambios en el perímetro de consolidación

[illegible]

Impuestos diferidos

[illegible]

Grupo FCC - Conclusiones

- El impacto de la aplicación de las NIIF en los estados financieros del Grupo es poco relevante, y se debe fundamentalmente a aspectos no recurrentes.
  - Los ajustes recurrentes en la cuenta de resultados del ejercicio 2004 representan un incremento del 1,6% en el Beneficio de Explotación y del 1,7% en el Beneficio Neto Atribuible.
  - El Patrimonio Neto de la Sociedad Dominante al 31 de diciembre de 2004 de acuerdo con NIIF disminuye en un 1,6% considerando la aplicación de la NIC 32, 39 y NIIF 4.
- La normativa contable NIIF sobre concesiones está pendiente de aprobación. La información adjunta se ha presentado considerando el escenario más negativo para el Grupo FCC desde el punto de vista de impacto en los resultados del ejercicio y del patrimonio.
- No hay variaciones significativas en el endeudamiento financiero neto reportado.
- No hay efectos fiscales que supongan entradas o salidas de caja para el Grupo FCC.
- La conversión a las NIIF no tendrá impacto sobre la política de dividendos del Grupo FCC.

I. Introducción

II. Marco legal y ámbito de aplicació

III. Proceso de conversión a las NIIF

IV. Principales Impactos en el Grupo F

V. Anexos

Grupo FCC - Balance a 31 de diciembre de 2004

ACTIVO (Millones de euros)	PGC 31.12.04	Ajustes Reclasificaciones	NIIF 31.12.04
Activo inmovilizado	3.412,2	73,0	3.485,2
Activos intangibles	598,4	(277,6)	320,8
Inmovilizado material	1.869,0	80,2	1.949,2
Inmovilizado financiero	714,6	(90,4)	624,2
Fondo de comercio de consolidación	184,6	122,1	306,7
Otros activos inmovilizados	45,6	238,7	284,3
Activo circulante	4.218,5	(259,8)	3.958,7
TOTAL ACTIVO	7.630,7	(186,8)	7.443,9

PASIVO (Millones de euros)	PGC 31.12.04	Ajustes Reclasificaciones	NIIF 31.12.04
Patrimonio Neto	2.452,1	(32,2)	2.419,9
Patrimonio neto Sociedad Dominante	2.040,3	(33,0)	2.007,3
Capital Social	130,6	-	130,6
Prima de Emisión y Reservas	1.609,9	(7,2)	1.602,7
Pérdidas y ganancias	388,3	(25,8)	362,5
Dividendo a cuenta	(88,5)	-	(88,5)
Socios externos	411,8	0,8	412,6
Pasivo exigible a largo plazo	1.014,6	38,2	1.052,8
Deferencia negativa de consolidación	36,1	(36,1)	-
Ingresos a distribuir en varios ejercicios	58,1	(58,1)	-
Provisiones	313,8	77,0	390,8
Deudas financieras a largo plazo	370,7	121,0	491,7
Otros acreedores a largo plazo	235,9	(65,6)	170,3
Pasivo exigible a corto plazo	4.164,0	(192,8)	3.971,2
TOTAL PASIVO	7.630,7	(186,8)	7.443,9

Grupo FCC - Cuenta de pérdidas y ganancias 2004

CUENTA DE RESULTADOS (Millones de euros)	PGC 31.12.04	Ajustes Reclasificaciones	NIIF 31.12.04
Cifra de negocio	6.285,9	74,6	6.360,5
Gastos de explotación	5.434,6	83,8	5.518,4
Margen bruto de explotación (EBITDA)	851,3	(9,2)	842,1
Amortizaciones y provisiones	307,7	(29,8)	277,9
Margen neto de explotación (EBIT)	543,6	20,6	564,2
Otros resultados de las operaciones	-	7,2	7,2
Resultado financiero	(28,8)	(0,2)	(29,0)
Amortización del fondo de comercio	(20,2)	20,2	-
Resultados participaciones puestas en equivalencia	75,6	(27,5)	48,1
Resultado extraordinario	33,1	(33,1)	-
Resultado antes de impuestos	603,3	(12,8)	590,5
Impuesto sobre beneficios	(159,1)	(7,8)	(166,9)
Participación de los socios externos	(55,9)	(5,2)	(61,1)
RESULTADO ATRIBUIDO A LA SOCIEDAD DOMINANTE	388,3	(25,8)	362,5